United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                         Commission File Number:     1-3720
                                                                 ---------------


                     FRESENIUS MEDICAL CARE HOLDINGS, INC.
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             (Exact name of registrant as specified in its charter)


            95 Hayden Avenue, Lexington, MA 02420,  tel. 781-402-9000
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


(1)                          Class D Preferred Stock
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(2)  Guaranty of 7-7/8% USD Trust Preferred Securities of Fresenius Medical Care
     Capital Trust II due 2008
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(3)  Guaranty of 7-3/8% DM Trust Preferred Securities of Fresenius Medical Care
     Capital Trust III due 2008
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(4)  Guaranty of 7-7/8% USD Trust Preferred Securities of Fresenius Medical Care
     Capital Trust IV due 2011
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(5)  Guaranty of 7-3/8% (euro) Trust Preferred Securities of Fresenius Medical
     Care Capital Trust V due 2011
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            (Title of each class of securities covered by this Form)


                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [X]                        Rule 12h-3(b)(1)(i)   [X]
Rule 12g-4(a)(1)(ii)  [ ]                        Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(2)(i)   [ ]                        Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(ii)  [ ]                        Rule 12h-3(b)(2)(ii)  [ ]
Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:
Class D Preferred Stock:  0
                        -----

Guaranty of 7-7/8% USD Trust Preferred Securities of Fresenius Medical Care Capital Trust II due 2008: 1
                          -----

Guaranty of 7-3/8% DM Trust Preferred Securities of Fresenius Medical Care CapitalTrust III due 2008: 1
                          -----

Guaranty of 7-7/8% USD Trust Preferred Securities of Fresenius Medical Care Capital Trust IV due 2011: 1
                          -----

Guaranty of 7-3/8%(euro)Trust Preferred Securities of Fresenius Medical Care Capital Trust V due 2011: 1
                         -----


Pursuant to the requirements of the Securities Exchange Act of 1934, Fresenius Medical Care Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: December 10, 2003                BY: /s/ BEN J. LIPPS
                                           -------------------------------------
                                           Ben J. Lipps, Chief Executive Officer



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